Exhibit 99.2

BACKSTOP COMMITMENT AGREEMENT

THIS BACKSTOP COMMITMENT AGREEMENT (this “Agreement”), dated as of December 27, 2021, is by and among Azure Power Global Limited, a company organized under the law of Mauritius (the “Company”), CDPQ Infrastructures Asia Pte Ltd., a company organized under the laws of Singapore (“CDPQ”), and OMERS Infrastructure Asia Holdings Pte. Ltd., a company organized under the laws of Singapore (“OMERS”). As used herein, CDPQ and OMERS are referred to as the “Backstop Investors” and each a “Backstop Investor.”

RECITALS

WHEREAS, the Company contemplates a rights offering (the “Rights Offering”) in accordance with a prospectus supplement, to be dated December 27, 2021 in the form attached as Exhibit A hereto (the “Prospectus Supplement”) and to be filed on the date herewith following entry into this Agreement, and a prospectus, dated October 23, 2020, filed with the SEC (the “Base Prospectus,” together with the Prospectus Supplement (and any amendments or supplements thereto), the “Prospectus”), in respect of the Company’s Form F-3 registration statement File No. 333-249479, declared effective by the SEC on October 23, 2020, as amended by Post-Effective Amendment No. 1, Post-Effective Amendment No. 2 and Post-Effective Amendment No. 3 as filed with the SEC on November 10, 2021, December 10, 2021 and December 15, 2021, respectively, which were declared effective by the SEC on December 17, 2021 (as amended, the “Registration Statement”);

WHEREAS, the Company will distribute as part of the Rights Offering at no charge to the record holders of the Company’s Equity Shares on the Record Date non-transferable subscription rights to purchase Equity Shares at the Subscription Price (the “Basic Subscription Right”) as described in the Prospectus Supplement;

WHEREAS, each Backstop Investor desires to fully exercise its Basic Subscription Right to facilitate the Rights Offering;

WHEREAS, the Company has requested that each Backstop Investor agree, and each Backstop Investor desires, to backstop the Rights Offering in respect of Equity Shares not subscribed under the Basic Subscription Right to facilitate the Rights Offering subject to the terms and conditions set forth in this Agreement; and

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to sell, and each Backstop Investor desires to purchase, Equity Shares of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for good and valuable consideration the receipt and adequacy of which are hereby acknowledged, each Backstop Investor, severally and not jointly, and the Company agree as follows:

ARTICLE I

DEFINITIONS

1.1       Definitions. The following terms shall be defined as set forth herein:

“Backstop Closing” means the closing of the Backstop Commitment.

“Backstop Closing Date” means the date on which the Backstop Closing shall occur and as set forth by the Company to the Backstop Investors in the Backstop Notice.

“Backstop Commitment” has the meaning given in Section 2.2(a).

“Backstop Entitlement” has the meaning given in Section 2.2(c).

“Backstop Investors” has the meaning given in the Preamble.

“Backstop Notice” has the meaning given in Section 2.2(f).

“Backstop Purchase Price” has the meaning given in Section 2.2(e).

“Backstop Shares” has the meaning given in Section 2.2(b).

“Base Prospectus” has the meaning given in the Recitals.

“Basic Subscription Right” has the meaning given in the Recitals.

“Basic Subscription Right Closing” has the meaning given in Section 2.1(c).

“Business Day” means a day other than a Saturday, Sunday, U.S. or New York State holiday or any other day on which commercial banks in New York City are authorized or required by law to be closed for business; provided that such banks shall be deemed to be open for business in the event of a “shelter in place” order or similar closure of physical branch locations is required at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including wire transfers) are open for use by customers on such day; provided further that, in respect of actions required to be undertaken by the Backstop Investors, Business Day shall mean a day other than a Saturday, Sunday, U.S., Singapore, or Canadian federal, Ontario Province or Quebec Province, or New York State holiday or any other day on which commercial banks in New York City, Singapore, Toronto or Montreal, Canada are authorized or required by law to be closed for business.

“CDPQ” has the meaning given in the Preamble.

“Company” has the meaning given in the Preamble.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Equity Shares” means the Company’s equity shares, par value $0.000625 per share.

“Expiration Date” has the meaning given in the Prospectus Supplement.

“Governmental Authority” means any federal, state, tribal, local or foreign governmental or quasi-governmental entity or municipality or subdivision thereof or any authority, administrative body, department, commission, board, bureau, agency, court, tribunal or instrumentality, arbitration panel, commission or similar dispute resolving panel or body, or any applicable self-regulatory organization.

“Law” means each applicable federal, state, local, municipal, foreign or other law, order, judgment, rule, code, statute, legislation, regulation, principle of common law, treaty, convention, requirement, variance, proclamation, edict, decree, writ, injunction, award, ruling or ordinance that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“OMERS” has the meaning given in the Preamble.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or other form of business organization, whether or not regarded as a legal entity under applicable Law, or any Governmental Authority or any department, agency or political subdivision thereof.

“Prospectus” has the meaning given in the Recitals.

“Prospectus Supplement” has the meaning given in the Recitals.

“Record Date” has the meaning given in the Prospectus Supplement.

“Registration Statement” has the meaning given to in the Recitals.

“Rights Offering” has the meaning given in the Recitals.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Subscription Agent” means Computershare Trust Company N.A.

“Subscription Price” means $15.79 per share.

Terms not otherwise defined in this Agreement, shall have the meanings given to such terms in the Base Prospectus or Prospectus Supplement, as applicable.

ARTICLE II

RIGHTS OFFERING; BASIC SUBSCRIPTION RIGHT; BACKSTOP COMMITMENT

2.1       Rights Offering; Basic Subscription Right.

(a)                The Company shall file the Prospectus Supplement with the SEC on the date hereof and use its reasonable best efforts to commence and complete the Rights Offering as soon as reasonably practicable and in accordance with the Prospectus Supplement.

(b)                Prior to the termination of this Agreement, the Company shall not amend any of the terms of the Rights Offering in a manner adverse to a Backstop Investor, including any changes in respect of the Subscription Price (or make changes to the references to the Backstop Investors in the Prospectus Supplement), extend or terminate the Rights Offering or waive any material conditions to the closing of the Rights Offering, in each case, without the prior written consent of each Backstop Investor.

(c)                Subject to Section 2.3, each of the Backstop Investors (severally not jointly) agrees with the Company to exercise their respective Basic Subscription Rights in full at the Subscription Price; provided that the Rights Offering is conducted and consummated on the terms and conditions set forth in the Prospectus Supplement. The Backstop Investors payment and settlement of their Basic Subscription Rights will be either (i) in accordance with terms and conditions set forth in the Prospectus Supplement or (ii) by wire transfer directly to the Company no later than the Expiration Date (the “Basic Subscription Right Closing”) in accordance with Section 2.1(d).

(d)                Prior to the Record Date, the Company will provide to each Backstop Investor written wire instructions as to which bank account of the Company to pay the aggregate Subscription Price payable in respect of such Backstop Investor’s exercise of its Basic Subscription Rights in full in accordance with Section 2.1(c). Upon receipt of the payment in full by the Company of such aggregate Subscription Price, the Company shall, on the day of receipt of such Subscription Price, cause its transfer agent to credit the number of Equity Shares to which each of the Backstop Investors is entitled in respect of its exercise of the Basic Subscription Right. The Company will instruct the Subscription Agent to facilitate the Basic Subscription Right Closing in accordance with this Section 2.1.

2.2       Backstop Commitment.

(a)                On the terms and subject to the conditions contained herein, and in reliance on the representations and warranties set forth in this Agreement, each of the Backstop Investors (severally not jointly) hereby agrees to purchase, and the Company hereby agrees to sell and issue to each of the Backstop Investors on the Backstop Closing, at the Backstop Purchase Price, the Backstop Shares representing such Backstop Investor’s Backstop Entitlement (the “Backstop Commitment”).

(b)                The “Backstop Shares” shall be the aggregate number of Equity Shares, if any, equal to (i) the aggregate number of Equity Shares offered by the Company in the Rights Offering pursuant to all Basic Subscription Rights (including any Basic Subscription Rights not issued and/or allocated due to the provisions of applicable state or foreign securities Laws), less (ii) the aggregate number of Equity Shares that are subscribed and purchased pursuant to the exercise of the Basic Subscription Rights by all holders of such Basic Subscription Rights.

(c)                The “Backstop Entitlement” shall be each Backstop Investor’s portion of the Backstop Shares which shall be equal to: (i) with respect to CDPQ, 60% of the Backstop Shares and (ii) with respect to OMERS, 40% of the Backstop Shares (with any rounding of Backstop Shares to achieve such percentages to be mutually agreed by the Backstop Investors).

(d)                No Fractional Shares. No fractional Equity Shares or cash in lieu of fractional Equity Shares will be issued by the Company in connection with the Rights Offering. Any fractional Equity Shares created by the exercise of the rights will be rounded down to the nearest whole share, with such adjustments as may be necessary to ensure that the Company offer the aggregate number of Equity Shares in the Rights Offering as set forth in the Prospectus Supplement.

(e)                The “Backstop Purchase Price” is the aggregate amount to be paid by wire transfer of U.S. dollars in immediately available funds by each Backstop Investor equal to the number of Backstop Shares representing such Backstop Investor’s Backstop Entitlement multiplied by the Subscription Price.

(f)                 The Company (or the Subscription Agent on its behalf) shall give, or cause to be given, to each Backstop Investor, by e-mail in accordance with Section 5.4, not later than two Business Days after the Expiration Date, a written notification (each a “Backstop Notice”) setting forth:

i.	the total number of Equity Shares subscribed for in the Rights Offering under the Basic Subscription Right;

ii.	the aggregate number of Backstop Shares;

iii.	each Backstop Investor’s Backstop Entitlement;

iv.	the Backstop Purchase Price to be paid by such Backstop Investor and the time and date of the Backstop Closing Date, which shall be after the Expiration Date and no earlier than seven Business Days after the receipt by such Backstop Investor of the Backstop Notice; and

v.	wire instructions as to which bank account of the Company the Backstop Purchase Price should be paid.

(g)                On the Backstop Closing Date and upon the satisfaction or waiver of the conditions set forth in Section 2.3 (other than those conditions that by their nature are to be satisfied at the Backstop Closing, but without affecting the requirement that such conditions be satisfied or waived at the Backstop Closing), the Backstop Investor shall remit, via wire transfer of immediately available funds, the Backstop Purchase Price as per the wire instructions set forth in the Backstop Notice.

(h)                At the Backstop Closing, the Company shall cause its transfer agent to credit the number of Backstop Shares to which the Backstop Investor is entitled for its Backstop Entitlement or its designee’s account in book entry form and deliver to the Backstop Investor such certificates, documents or instruments required to be delivered by it to the Backstop Investor pursuant to this Agreement.

(i)                 This Agreement will be filed as an exhibit to a Current Report on Form 6-K by the Company and incorporated by reference into the Registration Statement and will be disclosed in the Prospectus Supplement and the press release related to the Rights Offering.

2.3       Conditions to Backstop Investors’ Obligations. The obligations of each of the Backstop Investors under Section 2.1 and Section 2.2 are subject to the following conditions being met:

(a)                the Rights Offering shall have been consummated in accordance with this Agreement, the Prospectus Supplement, and applicable Law, and all consents by third parties required for the consummation of the transactions contemplated hereby (including the consummation of the Rights Offering) shall have been obtained;

(b)                  no judgment, injunction, decree or other legal restraint issued by a Governmental Authority shall prohibit, or have the effect of rendering unachievable or impracticable, the consummation of the Rights Offering or the transactions contemplated by this Agreement; and

(c)                no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC; and any request of the SEC for inclusion of additional information in the Registration Statement or otherwise shall have been satisfied.

2.4       Conditions to the Backstop Commitment. The obligations of each of the Backstop Investors under Section 2.2 are subject to the following conditions being met:

(a)                the Backstop Shares have been authorized for listing on the NYSE;

(b)                the Expiration Date of the Rights Offering shall have occurred on or prior to January 24, 2022;

(c)                there shall not have occurred any event, development or circumstance upon or prior to the Expiration Date of the Rights Offering, which has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, or a material adverse effect on the performance of this Agreement or the transactions contemplated by this Agreement;

(d)                the representations and warranties of the Company set forth in Article III of this Agreement shall have been true and correct when made, shall remain true and correct as of the Backstop Closing Date except to the extent made as of a specific date; and

(e)                all obligations, covenants and agreements of the Company required to be performed at or prior to the Expiration Date of the Rights Offering and the Backstop Closing shall have been performed.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1       Representations and Warranties of the Company. The Company hereby makes the representations and warranties set forth below to each of the Backstop Investors that:

(a)                Binding Obligation. The Company has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. The execution and delivery of this Agreement and the performance by the Company of its obligations under this Agreement and the Rights Offering will not materially conflict with or result in any material breach of, or constitute a material default, or give right to any right to termination, acceleration or cancellation under any agreement to which the Company or any of its subsidiaries is a party.

(b)                Authorized Shares. All shares of Equity Shares that are issuable as contemplated herein shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

(c)                No Litigation. There are no actions, causes of action, claims, suits, proceedings or orders pending or, to the knowledge of the executive officers of the Company, threatened against the Company at law, in equity, or before or by any governmental agency, which seeks to restrain or enjoin, or could adversely affect the ability of the Company to effect, the consummation of the transactions contemplated hereby.

(d)                Registration Statement and Prospectus. At the time of effectiveness of the Registration Statement (or at the time of the effectiveness of any post-effective amendment to the Registration Statement) and at all times subsequent thereto up to the Backstop Closing Date, the Registration Statement and the Prospectus did, do and will, comply, in all material respects, with the requirements of the Securities Act and the rules and regulations promulgated thereunder. The Registration Statement, as of its most-recent effective date, did not, and as of the date of this Agreement, does not, and, as of the dates of any amendments or supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements therein, not misleading. The Prospectus, as of its date, did not and, as of the Backstop Closing Date, will not, and as of the dates of any amendments or supplements thereto, will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.2       Representations and Warranties of the Backstop Investors. Each of the Backstop Investors (severally not jointly) hereby makes the representations and warranties set forth below to the Company:

(a)                Binding Obligation. The Backstop Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Backstop Investor, enforceable against the Backstop Investor in accordance with its terms, except as limited by bankruptcy, insolvency or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

(b)                Access to Information. The Backstop Investor acknowledges that the Company has furnished the Backstop Investor with all documents and other information required for the Backstop Investor to make an informed decision with respect to the purchase of Backstop Shares as contemplated by this Agreement.

(c)                Tax Advisors. The Backstop Investor has reviewed with its own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, the Backstop Investor relies solely on any such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Backstop Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment and the transactions contemplated by this Agreement.

ARTICLE IV
TERMINATION

4.1       Termination.

(a)                Mutual Termination. This Agreement may be terminated by the mutual written agreement of the Company and the Backstop Investors.

(b)                Termination by the Backstop Investors. The Agreement may be terminated at any time by each Backstop Investor in respect of itself upon the failure of any of the conditions set forth in Section 2.3 and Section 2.4.

(c)                Automatic Termination. This Agreement will automatically terminate upon the date on which the Rights Offering is withdrawn or terminated by the Company in accordance with its terms and conditions as set forth in the Prospectus Supplement.

4.2       Effects of Termination. If this Agreement is terminated pursuant to Section 4.1, this Agreement (other than Section 5.3 which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect. Nothing herein shall relieve any party from liability for fraud or willful breach of this Agreement.

ARTICLE V

MISCELLANEOUS

5.1       Regulation M. In connection with the Rights Offering, the Company and the Backstop Investors will not take any action designed to or that would reasonably be expected to cause or result in any stabilization or manipulation of the price of the Equity Shares in violation of Regulation M under the Exchange Act.

5.2       Listing. Promptly following the date hereof (and in any event, prior to the Expiration Date and the Backstop Closing Date, as applicable), the Company shall obtain the approval by the NYSE of the listing of all of the Equity Shares to be issued in the Rights Offering (including the Backstop Shares) (subject to official notice of issuance). The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section.

5.3       Indemnification of the Backstop Investors. Subject to the provisions of this Section 5.3, the Company will indemnify and hold Backstop Investor and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Backstop Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling Persons (each, a “Backstop Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Backstop Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or (b) any action instituted against the Backstop Investor Parties in any capacity, or any of them or their respective affiliates, by any shareholder of the Company who is not an affiliate of such Backstop Investor Party, with respect to any of the transactions contemplated hereunder. If any action shall be brought against any Backstop Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Backstop Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Backstop Investor Party. Any Backstop Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Backstop Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Backstop Investor Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company shall not be liable or required to indemnify a Backstop Investor Party hereunder for any settlement of any proceeding effected without the Company’s written consent (unless the Company has failed after a reasonable period of time to assume defense and to employ counsel), which shall not be unreasonably withheld, conditioned or delayed, but if settled with such consent or if there be a final judgment for the plaintiff, the Company agrees to indemnify each Backstop Investor Party from and against any loss or liability by reason of such settlement or judgment. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Backstop Investor Party against the Company or others and any liabilities the Company may be subject to pursuant to applicable Law.

5.4       Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address set forth on the signature pages attached hereto on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (c) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5       Assignment; Successors and Assigns. All warranties and representations (as of the date such warranties and representations were made) made herein shall be considered to have been relied upon by the parties hereto and shall survive the issuance of the Backstop Shares. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties; provided, however, that none of the parties hereto may assign this Agreement or their obligations and rights hereunder without the prior written consent of the other party.

5.6       Execution; Counterparts. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by email, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such emailed signature page were an original thereof.

5.7       Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

5.8       Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York. Each of the Company and the Backstop Investor hereto hereby irrevocably consents, to the maximum extent permitted by Law, that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought, at the option of the party instituting the action or proceeding, in any court of general jurisdiction in New York County, New York, in the U.S. District Court for the Southern District of New York or in any state or federal court sitting in the area currently comprising the Southern District of New York. Each of the parties hereto waives any objection that it may have to the conduct of any action or proceeding in any such court based on improper venue or forum non conveniens, waives personal service of any and all process upon it, and consents that all service of process may be made by mail or courier service directed to it at the address set forth herein and that service so made shall be deemed to be completed upon the earlier of actual receipt or ten days after the same shall have been posted or delivered to a nationally recognized courier service. Nothing contained in this shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

5.9       Amendment; Waiver. This Agreement may not be amended, modified or terminated except by an instrument in writing, signed by each of the parties hereto. This Agreement may not be waived except by an instrument in writing, signed by the party against whom enforcement of such waiver is sought. No failure or delay by the Company or any Backstop Investor in exercising any right, power or remedy under this Agreement, and no course of dealing between the Company or any Backstop Investor, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by the Company or any Backstop Investor, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by the Company or any Backstop Investor shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on the Company or any Backstop Investor not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

5.10       Entire Agreement. This Agreement represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof.

5.11       Construction. The headings herein are for reference purposes and convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement or be deemed to limit or affect any of the provisions hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party hereto.

5.12       Interpretation. In this Agreement, except to the extent otherwise provided or that the context otherwise requires: (i) when a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated; (ii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (iii) the words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement; (v) the term “or” is not exclusive; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (vii) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined, or except as otherwise expressly provided therein; (viii) words in this Agreement describing the singular number shall be deemed to include the plural and vice versa, and words in this Agreement denoting any gender shall be deemed to include all genders; (ix) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (x) any statute defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such statute as from time to time amended, unless otherwise specifically indicated; (xi) references to a Person are also to its permitted successors and assigns; (xii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day; (xiii) all references to “day” or “days” are to calendar days; and (xiv) all references in this Agreement to “$” or dollars shall mean U.S. denominated dollars.

5.13       Fees and Expenses. Regardless of whether the Rights Offering is consummated or the Backstop Closing occurs, the Company shall reimburse the Backstop Investors for all reasonable out-of-pocket fees and expenses (including attorneys’ fees and expenses) incurred by the Backstop Investors in connection with this Agreement and the Rights Offering and the transactions contemplated hereby and thereby not to exceed $150,000 for each Backstop Investor. Payment of the Backstop Investors’ fees and expenses by the Company pursuant to this Section 5.13 shall be made at the Backstop Closing or, if this Agreement is terminated, no later than three Business Days after delivery by the Backstop Investors to the Company of written notice of (a) demand for payment after the termination of this Agreement, and (b) documentation of such fees and expenses. For the avoidance of doubt, the Company shall pay all of its expenses associated with the Prospectus and the Rights Offering, and the Backstop Investors shall have no obligation with respect to any fees, or with respect to any claims made by or on behalf of other Persons for fees, that may be due in connection with the Rights Offering or transactions contemplated by this Agreement due to an arrangement or agreement made by the Company (including any fees payable by the Company to HSBC Securities (USA) Inc. and Roth Capital Partners).

5.14       Arm’s Length. The Company acknowledges and agrees that each Backstop Investor is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the transactions contemplated hereby and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person or entity. Additionally, neither Backstop Investor is advising the Company or any other person or entity as to any legal, tax, investment, accounting, or regulatory matters in any jurisdiction. The Company has consulted with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and neither Backstop Investor shall have any responsibility or liability to the Company or its stockholders, directors, officers, employees, advisors or other representatives with respect thereto. Any review by a Backstop Investor of the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of such Backstop Investor and shall not be on behalf of the Company or its stockholders, directors, officers, employees, advisors or other representatives and shall not affect any of the representations or warranties contained herein or the remedies with respect thereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

AZURE POWER GLOBAL LIMITED

By	/s/ Sandeep Arora

Name: Mr. Sandeep Arora
Title: Sr. Vice President, Capital

Address: c/o AAA Global Services Ltd, 1st Floor,
The Exchange, 18 Cybercity, Ebene, Mauritius

Email Address: sandeep.arora@azurepower.com

[Signature Page to Backstop Commitment Agreement]

CDPQ INFRASTRUCTURES ASIA PTE LTD.

By	/s/ Leong Wai Leng

Name: Leong Wai Leng
Title: Director

Address: One Raffles Quay, #39-01 North Sydney, Singapore 048583

Email Addresses: dmalhotra@cdpq.com and affairesjuridiques@cdpq.com

[Signature Page to Backstop Commitment Agreement]

OMERS INFRASTRUCTURE ASIA PTE. LTD.

By	/s/Kao Pei Chui

Name: Kao Pei Chui
Title: Authorised Signatory

By	/s/ Prateek Maheshwari

Name: Prateek Maheshwari
Title: Authorised Signatory

Address: One Marina Boulevard #28-00 Singapore 018989

Email Addresses:

WKao@Omers.com, PMaheshwari@Omers.com and JGratiaen@Omers.com

[Signature Page to Backstop Commitment Agreement]

Exhibit A

Propectus Supplement

Dated December 27, 2021